September 22, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Re:	Newell Brands Inc. Registration Statement on Form S-4 File No. 333-213675 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, Newell Brands Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, be accelerated to 4:00 p.m., Eastern Time, on September 23, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

The Company requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Joel T. May at (404) 581-8967, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4. Thank you for your attention to this matter.

Very truly yours, NEWELL BRANDS INC.

/s/ Bradford R. Turner
Bradford R. Turner
Chief Legal Officer and Corporate Secretary Newell Brands Inc.

cc:	Michael B. Polk Newell Brands Inc. Michael R. Peterson Newell Brands Inc. Joel T. May Jones Day